Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

MEDIMMUNE, INC.,

ASTRAZENECA PLC

and

ASTRAZENECA BIOPHARMACEUTICALS INC.

Dated as of April 22, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 22, 2007, by and among MedImmune, Inc., a Delaware corporation (the “Company”), AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Parent”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Buyer Parties”).

WHEREAS, the respective boards of directors of Parent, Purchaser and the Company have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), including the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement dated as of October 31, 1998 between the Company and American Stock Transfer & Trust Company (as amended, the “Rights Agreement”) (the shares of Company Common Stock, together with the Rights, being referred to collectively as the “Company Common Shares”), at a price of $58.00 per Company Common Share, in cash without interest (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, following consummation of the Offer, the parties intend that Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Dissenting Shares (as defined below) and Company Common Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) (A) has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, on the terms and subject to the conditions set forth herein and (B) is recommending that the Company’s stockholders accept the Offer, tender their Company Common Shares into the Offer, approve the Merger and adopt this Agreement; and

WHEREAS, the respective boards of directors of Parent and Purchaser have adopted, approved and declared advisable, and Parent has caused the sole stockholder of Purchaser to approve, this Agreement providing for the Offer and the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

DEFINITIONS

Section 1.01  Definitions.

(a)  For purposes of this Agreement:

“Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation as to which notice has been provided to the applicable party.

“Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” or “beneficial ownership”, with respect to any Company Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in New York, New York.

“Call Spread Warrants” means warrants to purchase Company Common Shares pursuant to (a) the Confirmation of Warrant Transaction, dated June 22, 2006, between the Company and UBS AG, London Branch for warrants expiring in 2011, (b) the Confirmation of Warrant Transaction, dated June 22, 2006, between the Company and UBS AG, London Branch for warrants expiring in 2013, (c) the Confirmation of Warrant Transaction, dated June 22, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc. for warrants expiring in 2011, (d) the Confirmation of Warrant Transaction, dated June 22, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc. for warrants expiring in 2013, (e) the Confirmation of Amended Warrant Transaction, dated June 26, 2006, between the Company and UBS AG, London Branch for warrants expiring in 2011, (f) the Confirmation of Amended Warrant Transaction, dated June 26, 2006, between the Company and UBS AG, London Branch for warrants expiring in 2013, (g) the Confirmation of Amended Warrant Transaction, dated June 26, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc.

for warrants expiring in 2011 and (h) the Confirmation of Amended Warrant Transaction, dated June 26, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc. for warrants expiring in 2013.

“Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of the Company Subsidiaries, or any employee benefit plan (within the meaning of Section 3(3) of ERISA) maintained by any of the foregoing or any other person at or prior to the Merger Effective Time at the request of the Company or any of Company Subsidiaries

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving the Company or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, liquidation, dissolution, share exchange or any similar transaction, of any assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes or value associated with the outstanding voting equity securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding Company Common Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (i) the Offer, the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among the Company and one or more Company Subsidiaries or among Company Subsidiaries.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as in effect immediately prior to the Merger Effective Time.

“Company Charter” means the Restated Certificate of Incorporation of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Hedge Options” means options to purchase Company Common Shares pursuant to (i) the Confirmation of Convertible Bond Hedge Transaction related to the Company’s convertible senior notes due 2011, dated as of June 22, 2006, between the Company and UBS AG, London Branch; (ii) the Confirmation of Convertible Bond Hedge Transaction related to the Company’s convertible senior notes due 2013, dated as of June 22, 2006, between the Company and UBS AG, London Branch; (iii) the Confirmation of Convertible Bond Hedge Transaction related to the Company’s convertible senior notes due 2011, dated as of June 22, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc.; and (iv) the Confirmation of Convertible Bond Hedge Transaction related to the Company’s convertible senior notes due 2013, dated as of June 22, 2006, between the Company and Lehman Brothers OTC Derivatives, Inc.

“Company Notes” means the convertible senior notes due 2011, 2013 and 2023 issued pursuant to the Indentures.

“Company Outstanding Shares” means the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer.

“Company Stock Options” means options to purchase Company Common Shares issued pursuant to any Incentive Plan.

“Company Superior Proposal” means any bona fide, unsolicited written Company Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a third party which the Company Board determines in good faith (after consultation with its financial and legal advisors and taking into account all the terms and conditions of the Company Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) to be more favorable to the Company Stockholders than the Offer, the Merger and the other transactions contemplated by this Agreement and for which financing, if a cash transaction (in whole or in part), is then committed or determined by the Company Board to be reasonably likely to be obtained; provided, however¸ for purposes of this definition of “Company Superior Proposal,” the term Company Acquisition Proposal shall have the meaning assigned to such term herein, except that the references to “20%” shall be deemed to be references to “50%.”

“Company Warrant” means warrants to purchase Company Common Shares, excluding the Call Spread Warrants.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Director Stock Option Plans” means the Company’s 1993 Non-Employee Director Stock Option Plan and the Company’s 2003 Non-Employee Director Stock Option Plan.

“Director Stock Options” means options to purchase Company Common Shares that were issued pursuant to the Director Stock Option Plans.

“EMEA” means the European Medicines Agency.

“Employee Stock Options” means the Company Stock Options, other than Director Stock Options.

“Expenses” means attorneys’ fees and all other costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to Section 8.05(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.

“Environmental Law” means any Law relating to the environment, natural resources, or safety or health of human beings or other living organisms, including the manufacture, distribution in commerce and use, presence or Release of pollutants, contaminants or toxic or hazardous substances.

“FDA” means the United States Food and Drug Administration.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any foreign or domestic national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted or addressed by or under any applicable Environmental Law.

“Incentive Plans” means all employee, director or executive share option or compensation plans or arrangements of the Company.

“Indentures” means (a) the Indenture, dated as of July 15, 2003, by and between the Company and the Bank of New York relating to the convertible senior notes due 2023, (b) the Indenture, dated as of June 28, 2006, by and between the Company and the Bank of New York relating to the convertible senior notes due 2011 and (c) the Indenture, dated as of June 28, 2006, by and between the Company and the Bank of New York relating to the convertible senior notes due 2013.

“Intellectual Property” means (a) patents, patent applications and invention registrations of any type, (b) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, and (d) confidential and proprietary information, including trade secrets, know-how, inventions, discoveries, improvements and research and development information.

“knowledge of the Company” or “knowledge” when used in reference to the Company means the actual knowledge of those individuals listed on Section 1.01(a) of the Company Disclosure Schedule.

“Law” means any national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Liens” means with respect to any property or asset (including any security), any mortgage, claim, lien, pledge, charge, security interest, encumbrance, restriction, easement, right of way, title defect or other adverse claim of any kind in respect of such property or asset.

“Material Adverse Effect” means, with respect to the Company, an effect, event, development or change (each, an “Effect”) that, individually or when taken together with all other Effects, has a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, other than any Effect arising out of or resulting from (a) a decrease in the market price of Company Common Shares in and of itself, (b) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (c) changes in general legal, tax, regulatory, political or business conditions in the countries in which the Company does business (except to the extent the Company and the Company Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other pharmaceutical or biotechnology businesses in such countries), (d) general market or economic conditions in the pharmaceutical or biotechnology industries (except to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in such industries), (e) changes in GAAP, (f) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, venture partners or employees, (g) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (h) earthquakes, hurricanes, floods, or other natural disasters, (i)

determinations by the FDA or its European or Japanese equivalent, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates of Persons (other than the Company) similar to or competitive with the Company’s material products or product candidates or the results of any clinical trial with respect to any such products or product candidates, (j) the entry or threatened entry into the market of a generic version of Ethyol (amifostine), (k) the results of any review by the FDA (or any advisory committee thereof) of the Company’s application for label expansion permitting the marketing of FluMist to individuals below the age of five years or any other filing made by the Company with the FDA regarding FluMist, (l) any results from the Numax CP117 or CP124 studies, or (m) any action taken by the Company at the request or with the consent of any of the Buyer Parties.

“Non-U.S. Plan” means any Plan maintained outside the United States primarily for the benefits of employee or consultants based outside of the United States.

“NYSE” means the New York Stock Exchange, Inc.

“Other Filings” means any document, other than the Proxy/Information Statement, to be filed with the SEC in connection with this Agreement.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially impair the ability of Parent or Purchaser to consummate the Merger or any of the other transactions contemplated by this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (b) inchoate mechanics’ and materialmen’s Liens for construction in progress, (c) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary, (d) zoning restrictions, utility easements, rights of way and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality and that, individually or in the aggregate, would not reasonably be expected to materially interfere with the Company’s and the Company Subsidiaries’ ability to conduct their businesses as currently conducted, (e) Liens and obligations arising under or in connection with the Company Material Contracts, (f) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business, (g) Liens reflected in the Company SEC Reports, (h) licenses of Intellectual Property, and (i) other Liens being contested in good faith in the ordinary course of business or which would not reasonably be expected to have a Material Adverse Effect.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority, but shall exclude Company Subsidiaries.

“Pharmaceutical Products” means the following products of the Company and the Company Subsidiaries: Synagis (palivizumab), FluMist (Influenza Virus Vaccine Live, Intranasal) and Ethyol (amifostine).

“PMDA” means the Japanese Pharmaceutical and Medical Devices Agency.

“Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge or emission.

“Securities Act” means the Securities Act of 1933, as amended.

“subsidiary” or “subsidiaries” of the Company, Parent or any other person means a corporation, limited liability company, partnership, joint venture or other organization of which: (a) such party or any other subsidiary of such party is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s subsidiaries, (c) at least 50% of the equity interests is controlled by such party, (d) at least 50% if the beneficial interest is held by such party (in the case of a trust) or (e) at least 50% of the interest in the capital or profits is held by such party.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in the Company or any Company Subsidiary may vote.

(b)  The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	Section 2.04(a)
Adverse Recommendation Change	Section 8.03(b)
Agreement	Preamble

Defined Term	Location of Definition
Antitrust Laws	Section 5.05(b)
Benefits Continuation Period	Section 8.04(a)
Buyer Parties	Preamble
Capital Expenditures	Section 7.01(m)
Certificate of Merger	Section 3.03
Closing	Section 3.04
Closing Date	Section 3.04
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 2.03(a)
Company Common Shares	Recitals
Company Common Share Certificates	Section 4.03(c)
Company Common Stock	Recitals
Company Dissenting Shares	Section 4.04
Company Employees	Section 8.04(a)
Company Intellectual Property	Section 5.14
Company Material Contract	Section 5.19
Company Paying Agent	Section 4.03(a)
Company Preferred Shares	Section 5.03(a)
Company SEC Reports	Section 5.07(a)
Company Stockholders	Section 2.03(a)
Company Stockholder Approval	Section 5.04
Company Stockholders’ Meeting	Section 8.01(d)
Company Stock Awards	Section 5.03(b)
Company Subsidiaries	Section 5.02(a)
Company Warrant Consideration	Section 4.01(e)
Compensation Arrangement	Section 5.12(h)
Compensation Arrangement Approvals	Section 5.12(h)
Compensation Committee	Section 5.12(h)
Confidentiality Agreement	Section 8.02(b)
Continuing Directors	Section 2.04(a)
Contract	Section 5.05(a)
Delaware Courts	Section 11.09(b)
Director Option Consideration	Section 4.01(e)
DGCL	Recitals
Drug or Health Laws	Section 5.15(a)
Employee Option Consideration	Section 4.01(d)
Environmental Permits	Section 5.17(a)(i)
ERISA	Section 5.12(a)
ERISA Affiliate	Section 5.12(f)
Exchange Act	Section 5.05(b)
Foreign Antitrust Laws and Approvals	Annex I
fully-diluted basis	Annex I
Governmental Order	Section 10.01(c)
HSR Act	Section 5.05(b)

Defined Term	Location of Definition
Indemnified Parties	Section 8.05(a)
Independent Directors	Section 2.04(b)
internal controls	Section 5.07(d)
Initial Expiration Date	Section 2.01(d)
IRS	Section 5.12(a)
Leased Real Property	Section 5.18(b)
Merger	Recitals
Merger Consideration	Section 4.01(b)
Merger Effective Time	Section 3.03
Merger Shares	Section 4.01(b)
Minimum Condition	Annex I
Nasdaq	Section 5.05(b)
New Plans	Section 8.04(b)
Offer	Recitals
Offer Commencement Date	Section 2.01(a)
Offer Conditions	Section 2.01(b)
Offer Documents	Section 2.02(a)
Offer Price	Recitals
Old Plans	Section 8.04(b)
Outside Date	Section 10.01(b)
Owned Real Property	Section 5.18(a)
Parent	Preamble
Permits	Section 5.06(a)
Plans	Section 5.12(a)
Pro-Rata Payments	Section 8.04(c)
Proxy/Information Statement	Section 2.03(a)
Purchaser	Preamble
Rights	Recitals
Rights Agreement	Recitals
Schedule 14D-9	Section 2.03(b)
SEC	Section 5.07(a)
Section 16	Section 8.04(e)
Section 262	Section 4.04
Surviving Corporation	Section 3.01
Surviving Corporation Fund	Section 4.03(a)
Termination Date	Section 10.01
Termination Fee	Section 10.03(d)
Uncertificated Shares	Section 4.03(c)

Section 1.02  Interpretation and Rules of Construction.

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)  when a reference is made in this Agreement to an Article, Section, Annex or Schedule, such reference is to an Article or Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated;

(b)  any capitalized terms used in any Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement;

(c)  the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(d)  whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(e)  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)  references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(g)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h)  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i)  references to a person are also to its successors and permitted assigns;

(j)  the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k)  references to monetary amounts are to the lawful currency of the United States;

(l)  words importing the singular include the plural and vice versa and words importing gender include all genders; and

(m)  time periods within or following which any payment is to be made or act is to be done shall, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

ARTICLE II
THE OFFER

Section 2.01  The Offer.

(a)  Provided that this Agreement shall not have previously been validly terminated in accordance with Section 10.01 and that none of the events set forth in Paragraph (2) (excluding Paragraph (2)(c)) of Annex I hereto shall exist or have occurred and be continuing, as promptly as practicable after the date hereof, but in any event within ten (10) business days after the date of this Agreement, Parent shall cause Purchaser to, and Purchaser shall, commence (within the meaning of Rule 14d−2 under the Exchange Act) the Offer for all of the outstanding Company Common Shares (other than Company Common Shares described in Section 4.01(a)) for a price per Company Common Share equal to the Offer Price (as adjusted as provided in Section 2.01(f)). The date on which Purchaser commences the Offer, within the meaning of Rule 14d−2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date”.

(b)  As promptly as practicable on the later of: (i) the earliest date as of which Purchaser is permitted under applicable Law to accept for payment Company Common Shares tendered pursuant to the Offer and (ii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Purchaser shall (and Parent shall cause Purchaser to) accept for payment all Company Common Shares tendered pursuant to the Offer (and not validly withdrawn). The obligation of Purchaser to accept for payment Company Common Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). As promptly as practicable after the acceptance for payment of any Company Common Shares validly tendered pursuant to the Offer (and not properly withdrawn), Purchaser shall pay for such Company Common Shares.

(c)  Parent and Purchaser expressly reserve the right to increase the Offer Price, and subject to the immediately succeeding sentence, reserve the right to waive any of the Offer Conditions and to make any change in the terms of the Offer. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Purchaser shall (without the prior written consent of the Company):

(i)  change or waive the Minimum Condition (as defined in Annex I);

(ii)  decrease the number of Company Common Shares sought to be purchased by Purchaser in the Offer;

(iii)  reduce the Offer Price;

(iv)  extend or otherwise change the expiration date of the Offer (except to the extent required or permitted pursuant to Section 2.01(d));

(v)  change the form of consideration payable in the Offer; or

(vi)  amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Company Common Shares.

(d)  Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing, (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer; provided, that in no event shall Purchaser be required to extend the Offer beyond the Outside Date, (ii) if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then, (A) Purchaser may in its discretion, without the consent of the Company and (B) Purchaser shall to the extent such Offer Condition could reasonably be satisfied and such extension is requested in writing by the Company no less than two (2) business days prior to the applicable expiration date, extend the Offer for one or more periods ending no later than the Outside Date to permit such Offer Condition to be satisfied; provided, however, that no individual extension shall be for a period of more than ten (10) business days; and (iii) Purchaser may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act following the Acceptance Time, and, if immediately following the Acceptance Time (as defined in Section 2.04(a)), Parent, Purchaser and their respective subsidiaries and Affiliates own more than 80% but less than 90% of the Company Common Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent requested by the Company, Purchaser shall provide for a subsequent offering period of at least ten (10) business days. Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Purchaser to, and Purchaser shall, accept for payment and pay for all Company Common Shares validly tendered and not withdrawn during such subsequent offering period as promptly as practicable after any such Company Common Shares are tendered during such subsequent offering period and in any event in compliance with Rule 14d-11(c) promulgated under the Exchange Act.

(e)  The Offer may be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), but only if this Agreement is validly terminated in accordance with Section 10.01.

(f)  The Offer Price shall be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Common Shares occurring or having a record date on or after the date of this Agreement and prior to the payment by Purchaser for the Company Common Shares.

Section 2.02  Actions of Parent and Purchaser.

(a)  On the Offer Commencement Date, Parent and Purchaser shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain Purchaser’s offer to purchase and related letter of transmittal (the forms of which shall be reasonably acceptable to the Company) and the related form of summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Company Common Shares as required by applicable Law.

(b)  Parent and Purchaser shall cause the Offer Documents to (i) comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

(c)  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC. Parent and Purchaser shall (i) promptly provide the Company and its counsel with a copy of any written comments or a description of any oral comments received by Parent or Purchaser (or by counsel to Parent or Purchaser) from the SEC or its staff with respect to the Offer Documents and (ii) give the Company and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to filing thereof with the SEC. Each of Parent and Purchaser shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(d)  To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (i) each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if such information shall have become false or misleading in any material respect and (ii) each of Parent and Purchaser shall use reasonable best efforts to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Common Shares. Without limiting the generality of the foregoing, the Company shall promptly furnish to Parent and Purchaser the information relating to the Company required by the Exchange Act to be set forth in the Offer Documents.

(e)  Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Company Common Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

Section 2.03  Actions by the Company.

(a)  The Company hereby approves of and consents to the Offer and represents that the Company Board, at a meeting duly called and held, unanimously (i) adopted and approved this Agreement and approved the transactions contemplated hereby, including the Offer and the Merger, in accordance with the DGCL; (ii) declared that the Offer and the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the stockholders of the Company (the “Company Stockholders”); (iii) adopted resolutions recommending that the Company Stockholders accept the Offer, tender their Company Common Shares pursuant to the Offer and adopt this Agreement and approve the Merger, if required (the “Company Board Recommendation”); provided, however, that the Company Board may withdraw, modify or amend the Company Board Recommendation as provided by Section 8.03 of this Agreement; and (iv) adopted resolutions taking all other actions necessary to render Section 203 of the DGCL and the Rights inapplicable to each of the Offer, the Merger and the other transactions contemplated by this Agreement. None of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date hereof. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation to the extent such Company Board Recommendation is not withheld or withdrawn in accordance with Section 8.03 of this Agreement. To the extent the foregoing recommendation has been amended or modified in accordance with Section 8.03 of this Agreement, the Company hereby consents to the inclusion of such recommendation, as so amended or modified, in the Offer Documents. The Company represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinion of Goldman, Sachs & Co. in the Schedule 14D-9 (as defined below) and, in each case, as necessary, the proxy statement (including the form of proxies) or information statement relating to the vote of the Company Stockholders with respect to this Agreement (as amended, supplemented or modified, the “Proxy/Information Statement”). The Company has been advised by each of its directors and executive officers that each such person intends to tender all Company Common Shares owned by such person pursuant to the Offer.

(b)  On the Offer Commencement Date, the Company shall file with the SEC and (following or contemporaneously with the initial dissemination of the Offer Documents to holders of Company Common Shares to the extent required by applicable federal securities laws) disseminate to holders of Company Common Shares a Solicitation/Recommendation Statement on Schedule 14D−9 (together with any amendments or supplements thereto, the “Schedule 14D−9”) that, subject to Section 8.03, shall contain the Company Board Recommendation. Except in connection with an Adverse Recommendation Change made in accordance with Section 8.03, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D−9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC. The Company shall: (i) promptly provide Parent and its counsel with a copy of any written comments and a description of any oral comments received by the Company

(or its counsel) from the SEC or its staff with respect to the Schedule 14D−9 and (ii) except with respect to any disclosure made relating to an Adverse Recommendation Change in accordance with Section 8.03, give Parent and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to the filing thereof with the SEC. The Company shall respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Schedule 14D−9. The Company shall cause the Schedule 14D−9 to (i) comply in all material respects with the requirements of the Exchange Act and (ii) on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (A) each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Schedule 14D−9 if such information shall have become false or misleading in any material respect and (B) the Company shall use reasonable best efforts to promptly cause the Schedule 14D−9, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Common Shares. Parent and Purchaser shall promptly furnish to the Company all information relating to Parent and Purchaser required by the Exchange Act to be set forth in the Schedule 14D−9. To the extent requested by the Company, Parent shall cause the Schedule 14D−9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents disseminated to the Company Stockholders.

(c)  In connection with the Offer, the Company shall instruct its transfer agent to promptly furnish to Purchaser a true and correct list, as of the most recent practicable date, of the record holders of Company Common Shares and their addresses, as well as mailing labels containing such names and addresses. The Company will furnish Purchaser with such additional information (including any security position listings in the Company’s possession or reasonably obtainable by the Company and any updated lists of stockholders, mailing labels and security positions) and assistance as Purchaser may reasonably request for purposes of communicating the Offer to the record holders and beneficial holders of Company Common Shares. All information furnished in accordance with this Section 2.03(c) shall be held in confidence by Parent and Purchaser in accordance with the requirements of the Confidentiality Agreement, and shall be used by Parent and Purchaser only in connection with the communication of the Offer and the dissemination of any Proxy/Information Statement relating to the Merger to the holders of Company Common Shares.

Section 2.04  Board of Directors.

(a)  After the first time that Purchaser accepts for payment any Company Common Shares tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, the Company will, upon Parent’s request and subject to compliance with applicable Law, take all actions reasonably necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company Board (after giving effect to the directors elected or designated by Parent in accordance with this Section 2.04(a)) by (ii) the percentage that the number of Company Common Shares beneficially owned by Parent, Purchaser or any of their respective Affiliates bears to the total number of Company Common Shares outstanding at the Acceptance Time (determined on a fully-diluted basis but disregarding any unvested stock options and other unvested rights to acquire Company Common Shares). The Company will take all actions reasonably necessary to permit Parent’s designees to be elected to the Company Board in accordance with this Section 2.04(a), including using reasonable efforts to secure the resignation of directors, promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board, and/or amending the bylaws of the Company; provided, however, that prior to the Merger Effective Time, the Company Board shall always have at least two Continuing Directors. The Company shall, upon Parent’s request following the Acceptance Time, and at all times thereafter, also cause Persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable Law and the Nasdaq Marketplace Rules. For purposes of this Section 2.04(a), any and all members of the Company Board immediately prior to the Acceptance Time who remain on the Company Board after such designation by Parent pursuant to this Section 2.04(a) shall be referred to as “Continuing Directors”.

(b)  In the event that Parent’s designees are elected or appointed to the Company Board pursuant to Section 2.04(a) hereof, until the Merger Effective Time, the Company Board shall have at least such number of directors as may be required by the Nasdaq Marketplace Rules or the federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”); provided, however, that in such event, if the number of Independent Directors shall be reduced below the number of directors as may be required by such rules or securities laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules of Nasdaq and the federal securities laws, to fill such vacancies who shall not be stockholders or Affiliates of Parent or Purchaser, and such Persons shall be deemed to be Independent Directors for purposes of this Agreement.

(c)  The Company’s obligation to cause Parent’s designees to be elected or appointed to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f−1 thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D−9 such information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f−1 thereunder require in order to fulfill its obligations under this Section 2.04, so long as

Parent shall have timely provided to the Company all information with respect to Parent and its designees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f−1 thereunder. Parent shall promptly supply to the Company in writing, and shall be solely responsible for, all such information.

Section 2.05  Actions by Directors. Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 2.04(a), and until the Merger Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize: (a) any amendment to or termination of this Agreement by the Company; (b) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser; (c) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under this Agreement; and (d) any other consent or action by the Company or the Company Board with respect to this Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith.. The authorization of any such matter by a majority of the Continuing Directors shall constitute the authorization of such matter by the Company Board, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter.

ARTICLE III
THE MERGER

Section 3.01  Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Purchaser shall be merged with and into the Company in accordance with the DGCL and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.02  Charter and Bylaws.

(a)  At the Merger Effective Time, the Company Charter shall be amended so as to contain the provisions, and only the provisions, contained immediately prior to the Merger Effective Time in the Certificate of Incorporation of Purchaser, except for Article FIRST of the Company Charter, which shall read “The name of the corporation is MedImmune, Inc.” As so amended, such Company Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)  At the Merger Effective Time, the Bylaws of Purchaser in effect immediately prior to the Merger Effective Time shall be the Bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be MedImmune, Inc.) until thereafter amended as provided therein or by applicable Law.

Section 3.03  Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Merger Effective Time”).

Section 3.04  Closing. Unless this Agreement shall have been terminated in accordance with Section 10.01, the closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in Article IX (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed to by the parties (the “Closing Date”). The Closing shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, 10019, or at such other place as agreed to by the parties hereto.

Section 3.05  Directors and Officers of the Surviving Corporation. From and after the Merger Effective Time, the directors of Purchaser immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

ARTICLE IV
EFFECTS OF THE MERGER

Section 4.01  Effects of the Merger on Company Securities. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any capital stock of the Company (other than any requisite approval of the Merger by the Company Stockholders in accordance with the DGCL):

(a)  Each Company Common Share held in treasury and each Company Common Share that is owned by Parent or Purchaser immediately prior to the Merger Effective Time shall be cancelled and retired and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)  Each Company Common Share issued and outstanding immediately prior to the Merger Effective Time (other than Company Dissenting Shares and except as otherwise provided in Section 4.01(a) and Section 4.01(c)), shall be converted and exchanged automatically into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with Section 4.03. The Company Common Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares”.

(c)  Each Company Common Share held by any subsidiary of either the Company or Parent (other than Purchaser) immediately prior to the Merger Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such subsidiary owns the same percentage of the Surviving Corporation immediately following the Merger Effective Time as such subsidiary owned in the Company immediately prior to the Merger Effective Time.

(d)  All Employee Stock Options, whether vested or unvested, that are outstanding immediately prior to the Merger Effective Time shall become fully vested and each such Employee Stock Option shall be cancelled, as of the Merger Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.05 with respect to such payment) determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such Employee Stock Option by (y) the number of Company Common Shares subject to such Employee Stock Option (the “Employee Option Consideration”). Payment of Employee Option Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time.

(e)  Each Director Stock Option that is outstanding immediately prior to the Merger Effective Time shall, pursuant to the terms of the applicable Director Stock Option Plan, become fully vested and each such Director Stock Option shall be cancelled, as of the Merger Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 4.05 with respect to such payment) determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such Director Stock Option by (y) the number of Company Common Shares subject to such Director Stock Option (the “Director Option Consideration”). Payment of Director Option Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time.

(f)  At the Merger Effective Time, each Company Warrant not theretofore exercised shall be cancelled in exchange for the right to receive an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of such Company Warrant, multiplied by the total number of Company Common Shares subject to such Company Warrant (the “Company Warrant Consideration”), without interest and less any applicable Taxes required to be withheld in accordance with Section 4.05 with respect to such payment. Payment of the Company

Warrant Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time.

Section 4.02  Effects of the Merger on Purchaser Securities. At the Merger Effective Time, by virtue of the Merger and without any action by Purchaser or Parent, as the holder of all outstanding capital stock of Purchaser (other than the requisite approval by the sole stockholder of Purchaser in accordance with the DGCL, which approval has been obtained), each outstanding share of common stock of Purchaser issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of the Surviving Corporation.

Section 4.03  Payment of Merger Consideration; Stock Transfer Books.

(a)  Prior to the Merger Effective Time, the Company shall appoint as paying agent a bank or trust company reasonably satisfactory to Parent (the “Company Paying Agent”). At or prior to the Merger Effective Time, Parent shall deposit or cause the Surviving Corporation to deposit with the Company Paying Agent, for the benefit of the holders of Merger Shares, Company Stock Options and Company Warrants, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid plus cash in an amount sufficient to pay holders of Company Stock Options and Company Warrants in accordance with this Agreement (such cash being hereinafter referred to as the “Surviving Corporation Fund”).

(b)  The Surviving Corporation Fund shall be invested by the Company Paying Agent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest, (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies or (iv) money market funds investing solely in a combination of the foregoing, or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Merger Shares or Company Stock Options following completion of the Merger pursuant to this Article IV and Parent shall take all actions necessary to ensure that the Surviving Corporation Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Article IV. Any and all interest and other income earned on the Surviving Corporation Fund shall promptly be paid to the Surviving Corporation or Parent, as Parent directs.

(c)  As promptly as practicable after the Merger Effective Time, but in no event more than five (5) Business Days following the Merger Effective Time, Parent and the Surviving Corporation shall cause the Company Paying Agent to mail to each person who was, as of immediately prior to the Merger Effective Time, a holder of record of the Merger Shares (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the Merger Shares (the “Company Common Share Certificates”) or uncertificated Company Common Shares (“Uncertificated Shares”) shall pass, only upon proper delivery of the Company Common Share Certificates or transfer of the Uncertificated Shares to the Company Paying Agent) and (ii) instructions for effecting the surrender of the Company Common Share Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration.

(d)  Upon (i) surrender to the Company Paying Agent of Company Common Share Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, or (ii) receipt of an “agent’s message” by the Company Paying Agent (or such other evidence, if any, of transfer as the Company Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Company Common Share Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor, in cash, the aggregate Merger Consideration in respect thereof, and the Company Common Share Certificates or Uncertificated Shares so surrendered shall forthwith be cancelled. The Company Paying Agent shall accept such Company Common Share Certificates or Uncertificated Shares upon compliance with such reasonable terms and conditions as the Company Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(e)  In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a person other than the person in whose name the Company Common Share Certificates so surrendered or the Uncertificated Shares so transferred is registered if such Company Common Share Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered or transferred, as the case may be, as contemplated by this Section 4.03, each Company Common Share Certificate or Uncertificated Share shall be deemed at all times after the Merger Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration. No interest shall be paid or will accrue on any cash payable to holders of Company Common Share Certificates or Uncertificated Shares pursuant to the provisions of this Article IV.

(f)  Any portion of the Surviving Corporation Fund that remains undistributed to the holders of Merger Shares for six months after the Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Surviving Corporation Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Parent, the Company Paying Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)  Any portion of the Surviving Corporation Fund made available to the Company Paying Agent pursuant to Section 4.03(a) to pay for Company Common Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation or Parent, upon demand by Parent.

(h)  If any Company Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Common Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Common Share Certificate, the Company Paying Agent shall pay in respect of Merger Shares to which such lost, stolen or destroyed Company Common Share Certificate relate the Merger Consideration to which the holder thereof is entitled.

(i)  At the Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Merger Effective Time, the holders of Company Common Share Certificates or Uncertificated Shares shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation, or by applicable Law.

Section 4.04  Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Merger Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Company Common Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Section, “Section 262,” and such Company Common Shares, “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.01(b), but rather, the holders of Company Dissenting Shares shall be entitled only to payment of the fair value of such Company Dissenting Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Company Dissenting Shares shall cease and such Company Dissenting Shares shall be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 4.01(b). The Company shall notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any Company Common

Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Merger Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 4.05  Withholding Rights. The Company, the Surviving Corporation or the Company Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares, Company Stock Options or Company Warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Company, the Surviving Corporation, or the Company Paying Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares, Company Stock Options and Company Warrants in respect of which such deduction and withholding was made by the Company, the Surviving Corporation or the Company Paying Agent, as applicable.

Section 4.06  Adjustments to Prevent Dilution. In the event that, notwithstanding Section 7.01(c), the Company changes (or establishes a record date for changing) the number of Company Common Shares issued and outstanding prior to the Merger Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Company Common Shares, at any time during the period from the date hereof to the Merger Effective Time, then the Merger Consideration, Employee Option Consideration, Director Option Consideration and Company Warrant Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.14, except as set forth in the Company Disclosure Schedule or the Company SEC Reports filed before the date of this Agreement, the Company hereby represents and warrants to the Buyer Parties as follows:

Section 5.01  Organization and Qualification; Authority.

(a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company (i) is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary and (ii) has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to be so qualified, licensed or in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  The Company has previously provided or made available to Parent copies of the Company Charter and Company Bylaws and all such documents are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding the Company have been commenced. The Company is not in violation of the Company Charter and Company Bylaws in any material respect.

Section 5.02  Company Subsidiaries

(a)  Each of the Company’s subsidiaries (the “Company Subsidiaries”), together with the jurisdiction of organization of each such Company Subsidiary is set forth on Section 5.02(a) of the Company Disclosure Schedule. Each Company Subsidiary is a corporation, partnership, limited liability company, trust or other organization duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company Subsidiaries is duly qualified or licensed to do business, and is, (to the extent applicable) in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens. Other than the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or other ownership interest in any Person.

Section 5.03  Capitalization.

(a)  The authorized capital stock of the Company consists of 420,000,000 Company Common Shares and 5,524,525 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Shares”). As of April 19, 2007, (i) 237,791,795 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) 17,669,541 Company

Common Shares were held in the treasury of the Company. As of the date of this Agreement, no Company Preferred Shares are issued and outstanding.

(b)  As of April 19, 2007, (i) 32,259,514 Company Common Shares were reserved for future issuance pursuant to outstanding Company Stock Options and other purchase rights and stock awards granted pursuant to the Incentive Plans (collectively, the “Company Stock Awards”) and (ii) 5,147 Company Common Shares were reserved for future issuance pursuant to outstanding Company Warrants.

(c)  Except as set forth in Section 5.03(c) of the Company Disclosure Schedule and except for the Call Spread Warrants:

(i)  there are no (A) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or (B) securities convertible or exchangeable for capital stock or other voting securities or equity interests in the Company or any Company Subsidiary;

(ii)  there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary;

(iii)  there are no restricted shares, stock appreciation rights, performance units, contingent clause rights, “phantom” equity or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company or any Company Subsidiary;

(iv)  there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or any Company Security or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares; and

(v)  there is no Voting Debt of the Company or any Company Subsidiary outstanding.

(d)  None of the Company Common Shares are owned by any Company Subsidiary.

(e)  Section 5.03(e) of the Company Disclosure Schedule contains a complete and correct list of all outstanding Director Stock Options, Employee Stock Options and Company Warrants as of April 19, 2007, including the holder, the name of the relevant Incentive Plan, if any, the date of grant and the exercise or base price and number of Company Common Shares subject thereto.

Section 5.04  Authority Relative to this Agreement; Validity and Effect of Agreements. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 5.05  No Conflict; Required Filings and Consents.

(a)  The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Company Charter or Company Bylaws or any provision of the certificate of incorporation, bylaws or other similar organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 5.05 have been obtained and all filings and obligations described in subsection (b) of this Section 5.05 have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, (iii) require any consent or waiver under or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, acceleration, prepayment or cancellation or to a loss of any benefit to which the Company or any Company Subsidiary is entitled) under, or result in the triggering of any payments pursuant to (A) any agreement, lease, license, contract, loan, note, mortgage, indenture, undertaking or other commitment or obligation (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound or (B) any Permit affecting, or relating in any way to, the assets or business of the Company and the Company Subsidiaries or (iv) result in the creation or imposition of any Lien or other encumbrance (except for Permitted Liens) on any property or asset of the Company or any Company Subsidiary except, with respect to clauses (ii), (iii) and (iv) such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  The execution and delivery by the Company of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization of, or filing with or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the pre-merger notification requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) compliance with the applicable requirements of laws, regulations or decrees designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”) in the jurisdictions listed in Section 5.05(b) of the Company Disclosure Schedule, (D) any filings required under the rules and regulations of the NASDAQ Global Select Market (the “Nasdaq”), (E) the filing of the Certificate of Merger pursuant to the DGCL, (F) the filing of customary applications and notices, as applicable, with the FDA, EMEA or PMDA and (G) any registration, filing or notification required pursuant to state securities or blue sky laws and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.06  Permits; Compliance with Laws.

(a)  The Company and Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from any Governmental Authority necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Permits”), and all such Permits are valid and in full force and effect, except where the failure to obtain, maintain or possess, or the suspension or cancellation of, any such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  Neither the Company nor any Company Subsidiary is in violation of any Laws or Permits applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound, except for any such violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.07  SEC Filings; Financial Statements.

(a)  The Company has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2004 (the “Company SEC Reports”). The Company SEC Reports, each as amended prior to the date hereof, (i) have been prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, in each case, as in effect as of the respective time of filing of such Company SEC Report, except where the failure to comply with such requirements would not reasonably be expected to have a Material Adverse Effect, and (ii) do not, as of the date thereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring adjustments).

(c)  The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are designed to be effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(d)  Since January 1, 2004, the Company and the Company Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent true and complete copies of the minutes of the meetings of the Audit Committee of the Company Board since January 1, 2004.

(e)  The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Reports and all written responses to the Company thereto received or submitted since January 1, 2004 through the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Reports.

(f)  To the knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, pending or threatened, or internal investigations, in each case, regarding any accounting practices of the Company.

(g)  The Company has not had any material dispute with its independent public auditors regarding accounting matters or policies since January 1, 2004. Since January 1, 2004, neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received any material, unresolved complaint, allegation, assertion or claim regarding accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls or any material inaccuracy in the Company’s financial statements.

Section 5.08  Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports, since December 31, 2006, the Company has conducted its business in all material respects in the ordinary course and there has not been (a) an event, occurrence, effect or circumstance which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or (b) any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Merger Effective Time without Parent’s consent, would constitute a breach of Section 7.01; provided that, for the purposes of clause (b) of this Section 5.08, references to “the date hereof” in clauses (a) through (r) of Section 7.01 shall be deemed to refer to December 31, 2006.

Section 5.09  Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities or obligations (a) reflected on, reserved against in or disclosed in the notes to, the Company’s consolidated balance sheet as of December 31, 2006 included in the Company’s consolidated financial statements, (b) that have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, (c) incurred in the ordinary course of business since December 31, 2006 or (d) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 5.10  Absence of Litigation. (i) There is no Action pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiaries or any of its or their respective properties or assets or against any Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) none of the Company or any of the Company Subsidiaries or Plan is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.11  Compliance with Laws. The Company and each of the Company Subsidiaries is and, since January 1, 2004, has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.12  Employee Benefit Plans.

(a)  Section 5.12(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements with employees with an aggregate annual base salary of $200,000 or more to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary (collectively, the “Plans”). The Company has made available to Parent copies, which are correct and complete, of the following: (i) the Plans (other than Non-U.S. Plans), (ii) the annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) for the last year, (iii) the most recently received IRS determination letter, if any, relating to the Plans and (iv) the most recent summary plan description for such Plans (or other descriptions of such Plans provided to employees) and all material modifications thereto (other than with respect to Non-U.S. Plans).

(b)  Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and to the knowledge of the Company no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(c)  Neither the Company nor any Company Subsidiary sponsors or has sponsored any Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except as required by Section 4980B of the Code.

(d)  Full payment has been made, or otherwise properly accrued on the books and records of the Company and any Company Subsidiary, of all amounts that the Company and any Company Subsidiary are required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due).

(e)  Except as set forth in Section 5.12(e) of the Company Disclosure Schedule, no Plan, either individually or collectively, provides for any payment by the Company or any Company Subsidiary of, or any increase in or accelerated vesting or funding of, any amount or benefit as a result of the transactions contemplated by this Agreement (alone or together with other events), and except as noted in Section 5.12(e) of the Company Disclosure Schedule, no benefits under any Plan would constitute a “parachute payment” within the meaning of Section 280G of the Code after giving effect to the transactions contemplated by this Agreement. No Plan exists that could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code.

(f)  Neither the Company nor any ERISA Affiliate sponsors, maintains, administers, contributes to (or is required to sponsor, maintain, administer or contribute to), or has sponsored, maintained, administered, contributed to (or was required to sponsor, maintain, administer or contribute to), in the past six years any Plan (or United States based pension plan in the case of an ERISA Affiliate) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. For purposes of this Section 5.12(f), an entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under 4001(b) of ERISA or part of the same controlled group as the Company for purposes of Section 302(d)(8)(C) of ERISA.

(g)  Except as set forth in Section 5.12(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. Furthermore, there are no material (i) pending or threatened labor practice charges or complaints against the Company or any Company Subsidiary; (ii) labor strikes, slowdowns or stoppages actually pending or threatened against or affecting the Company or any Company Subsidiary; or (iii) labor-related grievances or pending arbitration proceedings against the Company or any Company Subsidiary, other than individual grievances in the ordinary course of business.

(h)  The Compensation Committee of the Company Board (the “Compensation Committee”) has (i) approved each Plan pursuant to which consideration is payable to any officer, director or employee (each, together with the arrangements contemplated by Section 8.04(d) of the Company Disclosure Schedule, a “Compensation Arrangement”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, and (ii) taken all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act (the approvals and actions referred to in clauses (i) and (ii) above, the “Compensation Arrangement Approvals”). The Company Board has determined that the Compensation Committee is composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

Section 5.13  Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Offer Documents, (b) the Schedule 14D-9 (including the information required by Section 14(f) of the Exchange Act and Rule 14f−1 thereunder) or (c) the Proxy/Information Statement, as required, will, (i) in the case of the Offer Documents and the Schedule 14D-9, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company Stockholders, or (ii) in the case of the Proxy/Information Statement, at the time the Proxy/Information Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference therein.

Section 5.14  Intellectual Property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement of any material Intellectual Property rights of any person by the Company or any Company Subsidiaries for their use of the Company Intellectual Property, (b) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe any Intellectual Property rights of any person, (c) as of the date hereof, neither the Company nor any Company Subsidiary has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property and (d) to the knowledge of the Company, no person is infringing any Company Intellectual Property.

Section 5.15  Regulatory Compliance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2006:

(a)  To the knowledge of the Company, all Pharmaceutical Products that are subject to the jurisdiction of the FDA, EMEA or PMDA are being developed, labeled, stored, tested, marketed, promoted and distributed in compliance with all applicable requirements under the Federal Food Drug and Cosmetic Act of 1938 and the Public Health Service Act of 1944 (the “Drug or Health Laws”) and any other similar Law of the European Union or Japan.

(b)  To the knowledge of the Company, all clinical trials relating to Pharmaceutical Products conducted by or on behalf of the Company and the Company Subsidiaries have been, and are being, conducted in compliance with the requirements of the FDA’s Good Clinical Practice regulations, and all applicable similar requirements in other jurisdictions, and all requirements relating to protection of human subjects under any applicable Drug or Health Laws.

(c)  To the knowledge of the Company, all manufacturing operations relating to Pharmaceutical Products and conducted by, or on behalf of, the Company and the Company Subsidiaries have been and are being, to the extent required by Law, conducted in compliance with the FDA’s current Good Manufacturing Practice regulations for drug products and all applicable similar foreign regulatory requirements of any Governmental Authority.

(d)  To the knowledge of the Company, no Pharmaceutical Product has been recalled, suspended, or discontinued as a result of any action by the FDA, EMEA, PMDA, or any national health authority of any member state of the European Union.

(e)  To the knowledge of the Company, the Company has not received, and no licensor or distribution partner of a Pharmaceutical Product has received, any notice from the FDA, EMEA, PMDA, or any national health authority of any member state of the European Union that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Pharmaceutical Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Pharmaceutical Product.

(f)  Neither the Company nor any Company Subsidiary is the subject of any pending, or to the knowledge of the Company, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or by any other comparable Governmental Authority to invoke substantially similar policies. Neither the Company, nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, key employee or agent of the Company or any of the Company Subsidiaries, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C Section 335(a) or any similar state law or regulation under 42 U.S.C Section 1320a-7.

Section 5.16  Taxes.

(a)  Except as set forth in Section 5.16 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)  all Tax Returns required to be filed by or with respect to the Company or any of the Company Subsidiaries have been filed (except those under valid extension) and such Tax Returns are true, complete, and correct;

(ii)  all Taxes due and payable by the Company or any of the Company Subsidiaries have been timely paid, withheld, or adequately provided for in accordance with GAAP on the Company’s most recent consolidated financial statements;

(iii)  neither the Company nor any of the Company Subsidiaries has received written notice of any proceeding or audit against, or with respect to any Taxes of, the Company or any of the Company Subsidiaries that has not been finally resolved;

(iv)  neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to any income Tax Returns;

(v)  there are no liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of the Company Subsidiaries;

(vi)  neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement (other than such an agreement exclusively between or among the Company and the Company Subsidiaries); and

(vii)  neither the Company nor any of the Company Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law).

(b)  Neither the Company nor any of Company Subsidiary has been a party to any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(1).

(c)  During the 30-month period ending on the date hereof, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

Section 5.17  Environmental Matters.

(a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)  the Company and the Company Subsidiaries (i) are and have been in compliance with all Environmental Laws, (ii) hold and have held all permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law to own or operate their assets as currently owned and operated (the “Environmental Permits”) and (iii) are and have been in compliance with the respective Environmental Permits;

(ii)  there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any real property owned or leased by the Company or the Company Subsidiaries or any other location; and

(iii)  neither the Company nor any Company Subsidiary has received any notice alleging that the Company or any Company Subsidiary may be in violation of, or liable under or relating to, any Environmental Law or in connection with any use, presence or Release of Hazardous Substances.

(b)  To the knowledge of the Company, there has been no material environmental investigation, study, audit, test, review or other analysis conducted in relation to the current or prior business of the Company or any Company Subsidiary or any property or facility now or previously owned, leased or operated by the Company or any Company Subsidiary which has not been made available to Parent.

Section 5.18  Real Property.

(a)  Section 5.18(a) of the Company Disclosure Schedule sets forth the address of each parcel of real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”) as of the date hereof. True and complete copies of all deeds, existing title insurance policies and surveys, and all other material instruments, agreements and documents of or pertaining to the Owned Real Property have been made available (or will be made available as soon as reasonably practicable following the date hereof) by the Company to Parent.

(b)  Section 5.18(b) of the Company Disclosure Schedule sets forth the address of each material parcel of leasehold or subleasehold estates and other material rights to use or occupy any land or improvements held by or for the Company or the Company Subsidiaries (the “Leased Real Property”) as of the date hereof. True and complete copies of all leases and such other documents relating to the Leased Real Property (including all extensions, supplements, amendments and other modifications thereof, waivers thereunder, and nondisturbance agreements, if any, relating thereto) have been made available (or will be made available as soon as reasonably practicable following the date hereof) by the Company to Parent.

(c)  The Company and the Company Subsidiaries have good and marketable, fee simple title to, or valid leasehold interests in (other than those that have expired or been terminated by operation of their terms since the date hereof), as the case may be, the Owned Real Property and the Leased Real Property.

Section 5.19  Material Contracts.

(a)  Other than any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) filed as an exhibit to the Company SEC Reports, Section 5.19(a)(i) of the Company Disclosure Schedule lists each Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound (each such Contract, including (i) any Contract filed as an exhibit to the Company SEC Reports and (ii) any Contract set forth on Section 5.19(a)(ii) of the Company Disclosure Schedule, being a “Company Material Contract”): (a) that is material and was not entered into in the ordinary course of business; (b) that purports to limit the right of the Company or the Company Subsidiaries to engage or compete in any activity or line of business or to compete with any person or operate in any location; (c) that is a loan or credit agreement, mortgage, promissory note, indenture or other Contract evidencing indebtedness for borrowed money in an amount in excess of Twenty Five Million Dollars ($25,000,000) by the Company or any of the Company Subsidiaries; or (d) that relates to any swap, forward, futures, warrant, option or other derivative transaction.

(b)  Notwithstanding anything in this Section 5.19 , “Company Material Contract” shall not include any Contract that (i) is terminable upon one hundred twenty (120) days’ or less notice without a penalty premium, (ii) will be fully performed or satisfied as of or prior to the Acceptance Time, or (iii) is solely between the Company and one or more Company Subsidiaries or is solely between Company Subsidiaries.

(c)  (i) Neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, in any material respect, any Company Material Contract, (ii) none of the Company or any Company Subsidiary has received any claim of default under any Company Material Contract, and (iii) no event has occurred which would result in a breach or violation of, or a default under, in any material respect, any Company Material Contract (in each case, with or without notice or lapse of time or both). Each Company Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or Company Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties hereto.

Section 5.20  Interested Party Transactions. Except as set forth in Section 5.20 of the Company Disclosure Schedule or in the Company SEC Reports, each as amended prior to the date hereof, there are no Contracts or loans between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or (c) any affiliate of any such officer, director or record or beneficial owner, on the other hand.

Section 5.21  Brokers. No Person other than Goldman, Sachs & Co. is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. Prior to the date hereof, the Company has delivered or made available to Parent a true, correct and complete copy of the engagement letter between the Company and Goldman, Sachs & Co.

Section 5.22  Opinion of Financial Advisor. The Company has received an opinion of Goldman, Sachs & Co., dated the date of this Agreement, to the effect that, as of the date hereof, the consideration to be received by holders of Company Common Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.

A complete copy of such opinion will be made available to Parent as soon as practicable after the date of this Agreement

Section 5.23  Amendment of Rights Plan; State Takeover Statute.

(a)  The Company has taken all necessary actions to render the Rights Agreement inapplicable to the Offer, the Merger and the other transactions contemplated by this Agreement and to terminate the Rights Agreement as of the Merger Effective Time.

(b)  The Company has taken all action necessary to exempt this Agreement, the Offer, the Merger and the other transactions contemplated hereby from the provisions of Section 203 of the DGCL, and, accordingly, no such Section nor other anti-takeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Parent and Purchaser hereby jointly and severally represent and warrant to the Company as follows:

Section 6.01  Organization. Each of the Buyer Parties has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Parent Material Adverse Effect.

Section 6.02  Ownership of Purchaser; No Prior Activities. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Purchaser are, and as of the Acceptance Time and the Closing Date will be, owned of record and beneficially by Parent and/or a wholly owned subsidiary of Parent.

Section 6.03  Power and Authority. Each of the Buyer Parties has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.

Section 6.04  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by each of the Buyer Parties do not, and the performance of each of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the organizational documents of Parent or the certificate of incorporation or bylaws of Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 6.04 have been obtained and all filings and obligations described in subsection (b) of this Section 6.04 have been made, conflict with or violate any Law applicable to any of the Buyer Parties, or by which any of its properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration, prepayment or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, Contract to which it is a party or by which it or any of its properties or assets is bound or any Permit affecting, or relating in any way to, the assets or business of the Company and the Company Subsidiaries, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.

(b)  The execution and delivery of this Agreement by each of the Buyer Parties does not, and the performance of each of the Buyer Parties’ obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act, (B) the pre-merger notification requirements of the HSR Act, (C) compliance with the Antitrust Laws in the jurisdictions listed in Section 5.05(b) of the Company Disclosure Schedule, (D) if applicable, filings and notice requirements under the rules and regulations of the NYSE and the United Kingdom Financial Services Authority, and (D) the filing of the Certificate of Merger pursuant to the DGCL, (F) the filing of customary applications and notices, as applicable, with the FDA, EMEA or PMDA, and (G) any registration, filing or notification required pursuant to state securities or blue sky laws and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.05  Information Supplied. None of the information supplied or to be supplied by Parent or Purchaser specifically for inclusion or incorporation by reference in (a) the Offer Documents, (b) the Schedule 14D-9 (including the information required by Section 14(f) of the Exchange Act and Rule 14f−1 thereunder) or (c) the Proxy/Information Statement, as required, will, (i) in the case of the Offer Documents and the Schedule 14D-9, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company Stockholders, or (ii) in the case of the Proxy/Information Statement, at the time the Proxy/Information Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Buyer Parties with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company in connection with the preparation of the Proxy/Information Statement.

Section 6.06  Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or its subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.07  Availability of Funds. Parent has available or committed to it and will have available or committed to it through the expiration of the Offer and the Merger Effective Time, the funds necessary to accept for payment and pay for any Company Common Shares pursuant to the Offer and consummate the Merger and the other transactions contemplated hereby.

Section 6.08  No Ownership of Company Capital Stock. Neither Parent nor Purchaser, nor any of their respective Affiliates, owns, or at any time during the past three (3) years has owned, any Company Common Shares or any option, warrant or other right to acquire any Company Common Shares.

Section 6.09  Other Agreements or Understandings. Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any affiliate of Parent, on the one hand, and any member of the board of directors or management of the Company.

Section 6.10  Brokers. No broker, finder or investment banker (other than Merrill Lynch & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Purchaser or any of their affiliates.

Section 6.11  No Additional Representations.

(a)  Parent acknowledges that it and its representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)  Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its representatives except as expressly set forth in this Agreement (which includes the Company Disclosure Schedule and the Company SEC Reports), and neither the Company nor any other person shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries.

ARTICLE VII
CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.01  Conduct of Business by the Company Pending the Merger. From the date hereof until such time as Parent’s designees shall constitute a majority of the Company Board, except as required or expressly permitted by this Agreement or as set forth in Section 7.01 of the Company Disclosure Schedule and except with the prior written consent of Parent which consent shall not be unreasonably withheld or delayed, the Company shall, and shall cause each of the Company Subsidiaries, to conduct its business in the ordinary course and shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with any persons with which the Company or any Company Subsidiary has significant business relations. Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and such time as Parent’s designees shall constitute a majority of the Company Board, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a)  amend or otherwise change any provision of the Company Charter or Company Bylaws, or similar organizational or governance documents (whether by merger, consolidation or otherwise);

(b)  amend the terms of any capital stock of the Company or any Company Subsidiary (in each case, whether by merger, consolidation or otherwise);

(c)  (i) authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of the Company or any Company Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Company Subsidiary (including any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units), other than the issuance of Company Common Shares (A) pursuant to Company Stock Awards and Company Warrants outstanding on the date hereof, (B) upon the award of Company Stock Awards granted in the ordinary course of business consistent with past practice to new hires and (C) upon the conversion of the Convertible Notes and upon exercise of the Call-Spread Warrants; (ii) repurchase, redeem or otherwise acquire any capital stock, securities or equity equivalents, except in connection with the exercise of the Company Hedge Options or upon the exercise of holders of Company Notes of their rights pursuant to Sections 3.02 of each of the indentures referred to in clauses (b) and (c) of the definition of “Indentures”; (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any of its shares of capital stock, other than dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other Company Subsidiary; or (iv) split, combine or reclassify any of its shares, stock or other equity interests or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of its shares, stock or other equity interests;

(d)  acquire (by merger, consolidation, acquisition of equity interests or assets, any other business combination or otherwise) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property, for a purchase price exceeding Twenty Five Million Dollars ($25,000,000) individually or Seventy Five Million Dollars ($75,000,000) in the aggregate;

(e)  sell, lease, license, transfer or otherwise dispose of any of its properties or assets, having a fair market value in excess of Twenty Five Million Dollars ($25,000,000) individually or Seventy Five Million Dollars ($75,000,000) in the aggregate, except (A) sales of inventory in the ordinary course of business, (B) pursuant to written Contracts in force on the date of this Agreement, (C) dispositions of obsolete or worthless assets; (D) pursuant to transactions solely among the Company and the Company Subsidiaries;

(f)  enter into any license agreement with respect to the Intellectual Property of a third person or any Company Intellectual Property, except in the ordinary course of business consistent with past practice and as would not materially restrict the Company or any of the Company Subsidiaries in the operation of their businesses as currently conducted or proposed by the Company to be conducted;

(g)  take (or omit to take) any action that adversely affects, or would reasonably be expected to adversely affect, any material patent or patent application, or abandon or permit to lapse any rights to any material patent or patent application, in each case, of the Company or any Company Subsidiary;

(h)  (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible or liable for, the obligations of any person (other than a Company Subsidiary) for borrowed money, other than (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice (which shall be deemed to include, without limitation, draws or standby letters of credit under the Company’s line of credit facility or other similar lines of credit) or (B) indebtedness for borrowed money in an amount not in excess of Twenty Five Million Dollars ($25,000,000) in the aggregate for the Company and the Company Subsidiaries taken as a whole; or (ii) make any loans, advances or capital contributions to, or investments in, any Person in an amount in excess of Fifteen Million Dollars ($15,000,000) individually or Fifty Million Dollars ($50,000,000) in the aggregate, other than in or to any direct or indirect wholly owned Company Subsidiary, except as permitted by Section 7.01(d);

(i)  except as required by applicable Law, materially amend or terminate any Company Material Contract or enter into any new Contract that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 5.19 of the Company Disclosure Schedule as a Company Material Contract;

(j)  except as required by applicable Law or by the terms of the Plans, (i) increase the compensation or benefits payable to its current or former directors, officers or employees other than increases awarded to employees with an aggregate annual base salary of $250,000 or less, which are made in the ordinary course of business consistent with past practice or (ii) grant to any current or former director, officer or employee of the Company or of any Company Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend any Plan, agreement or arrangement relating to benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any current or former director, officer or employee;

(k)  except as required by Law or changes in GAAP which become effective after the date of this Agreement, or as recommended by the Company’s audit committee or independent auditors, in which case the Company shall notify Parent, materially change any of its accounting policies (whether for financial accounting or Tax purposes);

(l)  except as required by Law or changes in GAAP which become effective after the date of this Agreement, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any material amended Tax Return, or settle a material Tax claim or assessment, in each case, relating to the Company or a Company Subsidiary;

(m)  authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) other than (i) Capital Expenditures set forth on Section 7.01(m) of the Company Disclosure Schedule and (ii) any other individual Capital Expenditures not exceeding Twenty Five Million Dollars ($25,000,000) in the aggregate;

(n)  pay, discharge, settle or satisfy any material litigation, arbitrations, proceedings, claims, liabilities or obligations (including with respect to Company Intellectual Property) other than any settlement, payment, discharge or satisfaction where the amounts paid or to be paid (i) are covered by insurance coverage maintained by the Company or (ii) in an amount less than Twenty Five Million Dollars ($25,000,000) in the aggregate;

(o)  fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(p)  adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, recapitalization or other similar reorganization;

(q)  withdraw or modify, nor permit the withdrawal or modification of, the Compensation Arrangement Approvals; or

(r)  announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

Section 7.02  Conduct of Business by Buyer Parties Pending the Merger. The Buyer Parties agree that, between the date of this Agreement and the Merger Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that (a) could be expected to materially delay or impair the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, or (b) would cause any of the representations or warranties of the Buyer Parties contained herein to become inaccurate in any material respect or any of the covenants of the Buyer Parties to be breached in any material respect.

ARTICLE VIII
ADDITIONAL AGREEMENTS

Section 8.01  Company Proxy/Information Statement; Other Filings; Stockholders’ Meeting.

(a)  If approval of the Company Stockholders is required under the DGCL in order to consummate the Merger other than pursuant to Section 253 of the DGCL, as soon as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, the Company shall prepare and, after consultation with Parent, file with the SEC the Proxy/Information Statement, and each of the Company and Parent shall, or shall cause their respective affiliates to, prepare and, after consultation with each other, file with the SEC all Other Filings that are required to be filed by such party in connection with the transactions contemplated hereby. Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy/Information Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy/Information Statement. Parent and the Company shall each use its reasonable best efforts to have the Proxy/Information Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use reasonable best efforts to cause the Proxy/Information Statement to be mailed to the Company Stockholders as promptly as reasonably practicable after the Proxy/Information Statement is cleared by the SEC.

(b)  Each of Parent and the Company shall as promptly as practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy/Information Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy/Information Statement or for additional information with respect thereto. All filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy/Information Statement and any amendment or supplement thereto, shall be subject to the reasonable prior review and comment of Parent, and all mailings to the Company Stockholders in connection with the Merger and transactions contemplated by this Agreement shall be subject to the reasonable prior review and comment of Parent. All filings by Parent with the SEC in connection with the transactions contemplated hereby shall be subject to the prior review and comment of the Company.

(c)  If at any time prior to the Merger Effective Time any information relating to the Company, Parent or Purchaser, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Purchaser, which should be set forth in an amendment or supplement to the Proxy/Information Statement or Other Filings, so that the Proxy/Information Statement or Other Filings would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company Stockholders.

(d)  If approval of the Company Stockholders is required under the DGCL in order to consummate the Merger other than pursuant to Section 253 of the DGCL, the Company, acting through the Company Board, shall, in accordance with the Company Charter and Company Bylaws and applicable Law and the Nasdaq Marketplace Rules, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Proxy/Information Statement is cleared by the SEC, a meeting of the holders of Common Shares (the “Company Stockholders’ Meeting”) for the sole purpose of seeking the Company Stockholder Approval and shall (i) except as otherwise provided in Section 8.03, recommend the approval and adoption of this Agreement by the Company Stockholders and include in the Proxy/Information Statement such recommendation and the opinion of Goldman, Sachs & Co., dated as of the date hereof, to the extent set forth in Section 5.22 and (ii) use its reasonable best efforts to solicit such adoption.

(e)  Each of Parent and Purchaser shall vote all Company Common Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with the DGCL at the Company Stockholders’ Meeting or otherwise. Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it in favor of the adoption of this Agreement in accordance with the DGCL.

(f)  Notwithstanding anything to the contrary in this Agreement, in the event that Purchaser shall acquire at least ninety percent (90%) of the issued and outstanding Company Common Shares pursuant to the Offer or otherwise, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company Stockholders, in accordance with Section 253 of the DGCL.

Section 8.02  Access to Information; Confidentiality.

(a)  Upon reasonable prior notice and subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 10.01 and the Merger Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to afford Parent, following notice from Parent to the Company in accordance with this Section 8.02, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, Contracts, books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as Parent may reasonably request. Notwithstanding the foregoing the Company and the Company Subsidiaries shall not be obligated to disclose any information if the Company, in its reasonable judgment, determines that doing so would (i) violate any applicable Law, (ii) result in the loss of attorney-client privilege with respect to such information or (iii) result in a breach of an agreement to which the Company or any of the Company

Subsidiaries is a party. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable. The Company shall be entitled to have representatives present at all times during any such inspection. No investigation pursuant to this Section 8.02 or information provided, made available or delivered to Parent pursuant to this Section 8.02 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger.

(b)  Prior to the Merger Effective Time, all information obtained by Parent pursuant to this Section 8.02 shall be kept confidential in accordance with the confidentiality agreement dated March 23, 2007 between Parent and the Company (the “Confidentiality Agreement”).

Section 8.03  No Solicitation of Transactions by the Company.

(a)  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10.01 hereof and the Acceptance Time, none of the Company or any Company Subsidiary shall, nor shall it authorize or permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or affiliate of the Company or any Company Subsidiary to, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance or access to properties or assets) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal, (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Acquisition Proposal, (iii) grant any Person any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Company Subsidiary, (iv) take any action not already taken to make the provisions of any “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under Section 203 of the DGCL), any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company Bylaws or under the Rights Agreement inapplicable to any transactions contemplated by a Company Acquisition Proposal, or (v) enter into an agreement, including any agreement in principle (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.03(a) or as expressly permitted by Section 8.03(b)), with respect to a Company Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the Acceptance Time, following the receipt after the date of this Agreement by the Company or any Company Subsidiary of a Company Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of this Section 8.03(a)) that the Company Board determines in good faith after consultation with its legal and financial advisors is, or is reasonably likely to lead to, a Company Superior Proposal and that the failure to take the action specified in clause (x) or (y) below, as applicable, would be inconsistent with its fiduciary obligations under applicable Law, the Company Board may (directly or through advisors or representatives), subject to Section 8.03(c),

(x) engage in negotiations or discussions with such Person who made such Company Acquisition Proposal and its advisors; and/or (y) furnish non-public information with respect to the Company and the Company Subsidiaries to the Person who made such Company Acquisition Proposal pursuant to a confidentiality agreement with terms overall no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only to Parent, and which copy and the terms and existence thereof shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement); provided that all such information (to the extent that such information has not been previously provided or made or had been previously made available to Parent) is provided to Parent prior to or substantially concurrently with the time it is provided or made available to such Person.

(b)  The Company Board shall not, directly or indirectly, (i) (A) fail to make, withdraw (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the Company Board Recommendation (including pursuant to the Schedule 14D-9 or any amendment thereto) or the approval of the Company Board of this Agreement and the transactions contemplated hereby (it being understood that taking a neutral position or no position with respect to any Company Acquisition Proposal, other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall be considered an adverse modification) or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal, or take any action or make any statement inconsistent with the Company Board Recommendation (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to any Company Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Offer or the Merger or any other transaction contemplated by this Agreement. Notwithstanding the foregoing, at any time prior to the Acceptance Time, and subject to the Company’s compliance with the other provisions of this Section 8.03 as applicable, the Company Board may make an Adverse Recommendation Change in response to a Superior Proposal, or a material event, development or change in circumstance that occurs, arises or becomes known to the Company Board following the date of this Agreement, if the Company Board determines in good faith after consultation with its legal and financial advisors that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law.

(c)  The Company shall promptly (and in all cases within 24 hours) advise Parent in writing of any Company Acquisition Proposal, the terms and conditions of any such Company Acquisition Proposal (including any changes thereto) and the identity of the Person making any such Company Acquisition Proposal and of any discussions, explorations or negotiations sought to be entered into or continued or requests for information or access to properties or assets made or requested by such Person with the Company, any Company Subsidiary or any of their respective directors, officers, employees or representatives. The Company shall keep Parent reasonably informed, on a current basis, of the status (including any change to the terms and conditions thereof) of any such Company Acquisition Proposal and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any Company Subsidiary that describe the material terms and conditions of any Company Acquisition Proposal. The Company Board shall not take any of the actions referred to in clauses (x) and (y) of Section 8.03(a) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent after taking such action of the status and terms of any discussions and negotiations with the Person who made the Company Acquisition Proposal in accordance with this Section 8.03(c).

(d)  The Company shall, and shall cause the Company Subsidiaries and its and their respective representatives to, cease immediately and cause to be terminated any and all existing soliciting activities, discussions or negotiations and non-public information access, if any, with or to any Person conducted prior to the date hereof with respect to any Company Acquisition Proposal. The Company shall promptly request that each Person, if any, in possession of the confidential information about the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company or any of the Company Subsidiaries in connection with its consideration of any potential Company Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person.

(e)  Nothing in this Section 8.03 or elsewhere in this Agreement shall prevent the Company Board from disclosing any information required to be disclosed under applicable Law or from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Company Acquisition Proposal. In addition, nothing in this Section 8.03 or this Agreement shall prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

Section 8.04  Employee Benefits Matters.

(a)  From and after the Merger Effective Time, Parent shall honor and shall cause the Surviving Corporation to honor all Plans, compensation arrangements and agreements and employment, severance and termination plans and agreements in accordance with their terms as in effect immediately before the Merger Effective Time. For a period of one year following the Merger Effective Time (the “Benefits Continuation Period”), Parent shall provide, or shall cause to be provided, to each employee of the Company and the Company Subsidiaries (“Company Employees”) (i) a base salary and annual bonus and commission opportunity no less favorable than the base salary and annual bonus and commission opportunity provided to such employees immediately before the Merger Effective Time and (ii) employee benefits that are substantially comparable, in the aggregate, to the benefits provided to such employees immediately before the Merger Effective Time.

(b)  For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Merger Effective Time (the “New Plans”), each Company Employee shall, subject to applicable Law and applicable tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Merger Effective Time, to the same extent as such Company Employee was entitled, before the Merger Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Merger Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to the Plan in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under Old Plan of the Company or its subsidiaries in which such Company Employee participated immediately prior to the Merger Effective Time and (B) Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)  With respect to annual bonus arrangements for Company Employees who are not covered by commission plans of the Company for fiscal year 2007, the Company shall determine for each Company Employee a pro-rata portion (the “Pro-Rata Payments”) of his or her target annual bonus (determined as if all performance targets have been met) for fiscal year 2007 multiplied by a fraction, the numerator of which is the number of days in calendar year 2007 prior to the Closing Date, the denominator of which is 365. Following the Closing Date, Parent agrees to continue the annual bonus arrangements for Company Employees for fiscal year 2007 in accordance with their terms for the remainder of fiscal year 2007; provided that each Company Employee who is employed as of the Effective Time and either (A) continues in employment as of December 31, 2007 or (B) ceases employment prior to December 31, 2007 due to a termination by the Company without good cause shall be entitled upon the completion of fiscal year 2007 to a bonus payment under the applicable bonus plan equal to at least the employee’s applicable Pro-Rata Payment. All annual bonus arrangements for Company Employees for fiscal year 2006 that have not been paid prior to the date hereof will be paid in accordance with their terms. The bonus plans for fiscal years 2006 and 2007 (including the Pro-Rata Payments) shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by this Agreement (including any expenses or costs related to actions undertaken in anticipation of the transactions contemplated by this Agreement) or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not been anticipated or occurred, and bonus amounts for the 2006 and 2007 fiscal years shall not be subject to negative discretion by the administrator for the bonus plans (except to the extent that negative discretion, if any, has historically been applied with respect to any employee or is clearly appropriate under the design of the bonus arrangement).

(d)  Parent and Purchaser shall, and following the Merger Effective Time shall cause the Surviving Corporation to, take all actions necessary or advisable to implement the employee retention arrangements contemplated in Section 8.04(d) of the Company Disclosure Schedule.

(e)  Prior to the Merger Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Shares or Company Stock Options to acquire Company Common Shares (or Company Common Shares acquired upon the vesting of any Company Stock Awards) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 8.05  Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a)  Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter, Company Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Merger Effective Time, Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Closing Date serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA); and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided, however, that such advance shall be conditioned upon the Surviving Company’s receipt of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall ultimately be determined by final judgment of a court of competent jurisdiction that the Indemnified Party is not entitled to be indemnified pursuant to this Section 8.05(a). The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 8.05(a) shall extend to acts or omissions occurring at or before the Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action, suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto. Any Indemnified Party wishing to claim indemnification under this Section 8.05(a), upon learning of any claim, demand, Action, suit, proceeding, inquiry or investigation relating to any acts or omissions covered under this Section 8.05(a), shall notify Parent and the Surviving Corporation thereof, provided, that the failure to so notify shall not affect the obligations of the Company or Parent, as applicable, under this  Section 8.05(a), except to the extent such failure to notify materially prejudices Parent or the Surviving Corporation, as applicable.

(b)  Without limiting the foregoing, Parent and Purchaser agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Charter and Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company Subsidiaries) and indemnification agreements of the Company or any of the Company Subsidiaries identified on Section 8.05(b) of the Company Disclosure Schedule shall be assumed by the Surviving Corporation in the Merger, without further action, at the Merger Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)  For a period of six (6) years from the Merger Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company Charter and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification shall be required by Law and then only to the minimum extent required by Law.

(d)  The Surviving Corporation shall maintain for a period of at least six (6) years the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to Claims arising from facts or events that occurred on or before the Merger Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured; provided, further, that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Merger Effective Time and (ii) in no event shall the Surviving Corporation be required to expend pursuant to this Section 8.05(d) more than an amount per year of coverage equal to three hundred percent (300%) of the current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than three hundred percent (300%) of the current annual premiums paid by the Company, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of the current annual premiums paid by the Company. Parent shall, and shall cause the Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.

(e)  If the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 8.05.

(f)  Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 8.05 and the parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Corporation’s obligations pursuant to this Section 8.05.

(g)  This Section 8.05 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of the Company, Parent and the Surviving Corporation. Each of the

Indemnified Parties shall be entitled to enforce the covenants contained in this Section 8.05.

Section 8.06  Further Action; Reasonable Best Efforts. Subject to the terms and conditions herein provided, as promptly as practicable, the Company, Parent and Purchaser shall (i) make all filings and submissions under the HSR Act and under the Antitrust Laws of the jurisdictions listed in Section 5.05(b) of the Company Disclosure Schedule, (ii) use reasonable best efforts to cooperate with each other in (A) determining which other filings are required or advisable to be made prior to the Acceptance Time and the Merger Effective Time with, and which material consents, approvals, permits, notices or authorizations are required or advisable to be obtained prior to the Acceptance Time and the Merger Effective Time from, Governmental Authorities in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. For purposes of this Section 8.06, “reasonable best efforts” shall include (A) executing settlements, undertakings, consent decrees, stipulations or other agreements, (B) selling, divesting, holding separate or otherwise conveying any particular assets or categories of assets or businesses of Parent, (C) agreeing to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of the Company contemporaneously with or subsequent to the Closing, and (D) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of action of Parent or its subsidiaries (including the Surviving Corporation) with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing. In connection with the foregoing, the Company, on the one hand, will provide Parent, and Parent, on the other hand, will provide the Company, promptly with copies of material correspondence, filings or communications (and, in the case of oral communications, oral summaries or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby and will give the other party and its counsel a reasonable opportunity to review and comment on any response or other communication formulated in connection with such correspondence, filings or communications prior to delivery thereof to any such Governmental Authority.

Section 8.07  Public Announcements. Parent and the Company have agreed upon the form and substance of a joint press release announcing the execution of this Agreement and the transactions contemplated hereby, which shall be issued promptly following the execution and delivery hereof. Parent and the Company shall reasonably consult with each other and consider in good faith the views of the other party before issuing any other press release or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Law, order of a court of competent jurisdiction or any listing agreement with or rule of any applicable securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 8.08  State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any transaction contemplated by this Agreement, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transaction.

Section 8.09  Obligations of Parent Relating to Call Spread Warrants. Following the Acceptance Time, the Company shall, and Parent shall cause the Company to, satisfy its payment obligations, if any, under the terms of the Call Spread Warrants.

Section 8.10  Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each Compensation Arrangement entered into by the Company or any Company Subsidiary on or after the date hereof to be approved by the Compensation Committee comprised solely of “independent directors” (described in the manner described in the last sentence of Section 5.12(h)) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 8.11  Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Offer, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with such transactions, and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, such party or any of its subsidiaries and relating to the Offer, the Merger or the other transactions contemplated hereby. Prior to the Acceptance Time, the Company shall give prompt notice to Parent of any material agreements or modifications of material agreements proposed to be entered into with any Governmental Authority, including the FDA, in respect of the operation of the business of the Company or any Company Subsidiary. In addition, prior to the Acceptance Time, the Company shall give prompt notice to Parent of any inaccuracy of any representation or warranty of the Company contained in this Agreement, or any failure of the Company to materially comply with any covenant or agreement of the Company set forth herein, at any time during the term of this Agreement that would reasonably be expected to cause the Offer Conditions set forth in clause (2)(a)

or (b) of Annex I not to be satisfied or reasonably be expected to give rise to a termination right pursuant to Section 10.01(e); provided, however, that the delivery of any notice pursuant to this Section 8.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.12  Nasdaq De-listing; Exchange Act Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act promptly after the Effective Time.

Section 8.13  Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Each of the Company and Parent shall, and shall use its commercially reasonable efforts to cause its representatives to, cooperate with the other party in making any determination or computation necessary or appropriate with respect to the Convertible Notes, the Call Spread Warrants and the Company Hedge Option, including with respect to any cash amounts or Company Common Shares that may be receivable, issuable, deliverable or payable by the Company pursuant to the Indentures and any instrument representing the Convertible Notes, the Call Spread Warrants and the Company Hedge Option.

ARTICLE IX
CONDITIONS TO THE MERGER

Section 9.01  Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following conditions:

(a)  If the adoption of this Agreement by the Company Stockholders is required by the DGCL, the Company Stockholder Approval shall have been obtained by the Company;

(b)  Purchaser shall have accepted for payment and paid for all of the Company Common Shares validly tendered and not withdrawn pursuant to the Offer;

(c)  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or restraining, preventing or prohibiting consummation of the Merger.

Section 9.02  Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver in writing (where permissible) of the condition that Parent has complied in all respects with its obligations pursuant to Section 4.03(a) of this Agreement.

Section 9.03  Frustration of Conditions. None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 9.01 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.06.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

Section 10.01  Termination. This Agreement may be terminated and the Offer and/or the Merger may be abandoned before or after the receipt of the Company Stockholder Approval (the date of any such termination, the “Termination Date”):

(a)  by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b)  by either Parent or the Company at any time after December 31, 2007 (the “Outside Date”) if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Acceptance Time to occur on or before such date;

(c)  by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) that has the effect of making the acceptance for payment of Company Common Shares pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger (“Governmental Order”) which has become final and non-appealable; provided, however, that the terms of this Section 10.01(c) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Offer and the Merger;

(d)  by Parent or the Company if the Offer (as it may have been extended pursuant to Section 2.01) expires as a result of the non-satisfaction of the Minimum Condition, without Purchaser having accepted for payment any Company Common Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 10.01(d) if the non-

satisfaction of the Minimum Condition is attributable to the failure of such party (or any Affiliate party) to fulfill its obligations under this Agreement;

(e)  by Parent if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (A) give rise to the failure of a condition set forth in sections (2)(a) or (b) of Annex I and (B) is either incurable or, if curable, is not cured by the Company by the earlier of (x) 60 days following receipt by the Company of written notice of such breach or failure and (y) the Outside Date; provided that neither Parent nor Purchaser is then in material breach of any representation, warranty or covenant under this Agreement;

(f)  by the Company, if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Purchaser contained in this Agreement, which breach or inaccuracy (A) would reasonably be expected to have a Parent Material Adverse Effect and (B) is either incurable or, if curable, is not cured by Parent or Purchaser by the earlier of (x) 60 days following receipt by Parent or Purchaser of written notice of such breach or failure and (y) the Outside Date; provided that the Company is not then in material breach of any representation, warranty or covenant under this Agreement;

(g)  by Parent, if prior to the Acceptance Time, an Adverse Recommendation Change shall have occurred;

(h)  by the Company, if at any time prior to the Acceptance Time, (i) the Company Board has received a Company Superior Proposal, (ii) the Company is in compliance in all material respects with Section 8.03, (iii) the Company shall have first given Parent at least three business days notice of its intent to terminate pursuant to this subsection, indicating in such notice the material terms and conditions of such Company Superior Proposal and during the three business day period immediately following the delivery of such notice, the Company negotiates in good faith with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the parties to proceed with the transactions contemplated herein on such adjusted terms, (iv) after taking into account any amendment to this Agreement entered into, or to which Parent irrevocably covenants to enter into, within such three business day period and for which all internal approvals of Parent have been obtained since receipt of such notice, such Company Superior Proposal continues to constitute a Company Superior Proposal and (v) the Company pays to Parent the Termination Fee in accordance with Section 10.03(b)(i) concurrently with or prior to such termination; or

(i)  by Parent, if prior to the Acceptance Time, the Company shall have willfully and materially breached its obligations under Section 8.03.

Section 10.02  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01 (other than Section 10.01(a)), written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of Section 5.21, Section 6.10, this Section 10.02, Section 10.03 and ARTICLE XI shall survive any such termination and shall remain in full force and effect; provided, however, that nothing herein shall relieve any party hereto from liability for fraud or any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 10.03  Fees and Expenses.

(a)  Except as otherwise set forth in this Section 10.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)  In the event this Agreement shall be terminated:

(i)  by the Company pursuant to Section 10.01(h), the Company shall pay to Parent the Termination Fee; or

(ii)  by Parent or the Company pursuant to Section 10.01(b) or Section 10.01(d) or Section 10.01(i) if (A) at or prior to the Termination Date, a Company Acquisition Proposal shall have been publicly announced (and not withdrawn) prior to such date and (B) concurrently with such termination or within twelve (12) months following the Termination Date, the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Proposal, then the Company shall pay to Parent the Termination Fee if and when the entering into of such definite agreement or consummation of such Company Acquisition Proposal occurs. For purposes of this Section 10.03(b)(ii), “50%” shall be substituted for “20%” in the phrases dealing with assets and “50%” shall be substituted for “20%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal.

(c)  If a Termination Fee is payable pursuant to Section 10.03(b), the Company shall pay Parent (by wire transfer of immediately available funds), if pursuant to Section 10.03(b)(i), on the Termination Date concurrently with such termination and if pursuant to Section 10.03(b)(ii), within two (2) Business Days after the date of the event giving rise to the obligation to make such payment.

(d)  For purposes of this Agreement, “Termination Fee” means $450 million.

(e)  Each of Parent and Purchaser acknowledges and agrees that in the event that Parent is entitled to receive the Termination Fee pursuant to this Agreement, the right of Parent to receive such amount shall constitute each of the Buyer Parties’ sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

(f)  Each of Parent, Purchaser and the Company shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy/Information Statement.

Section 10.04  Waiver. At any time prior to the Merger Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Purchaser). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE XI
GENERAL PROVISIONS

Section 11.01  Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Merger Effective Time.

Section 11.02  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

if to Parent or Purchaser:

AstraZeneca PLC
AstraZeneca PLC
15 Stanhope Gate
London
W1K 1LN
United Kingdom
Telecopier No: +44 (0) 20 7304 5196
Attention:   Company Secretary

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telecopier No: (212) 450-3800
Attention:    Paul R. Kingsley, Esq.
Thomas J. Reid, Esq.

if to the Company:

MedImmune, Inc.
One MedImmune Way
Gaithersburg, Maryland 20878
Telecopier No. 301-398-9256
Attention:   Chief Executive Officer

with a copy to:

MedImmune, Inc.
One MedImmune Way
Gaithersburg, Maryland 20878
Telecopier No. 301-398-9625
Attention:   General Counsel

with copies to:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Telecopier No: (212) 259-6333
Attention:   Frederick W. Kanner, Esq.
Chang-Do Gong, Esq.

All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on the business day in the place of receipt. Otherwise, any such notice, request, claim, demand or other communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.03  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 11.04  Amendment. This Agreement may be amended by the parties hereto by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Merger Effective Time; provided, however, that, after approval of the Merger by the Company Stockholders, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the Nasdaq, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 11.05  Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the Disclosure Schedules and Annex I, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) ; provided that Parent and Purchaser may assign any of its rights and obligations hereunder, in whole or in part, to any subsidiary of Parent without obtaining the consent of the Company and any such assignment shall not relieve Parent or Purchaser of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 11.05 shall be null and void.

Section 11.06  Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations covenants, terms, conditions and undertakings of each of the Buyer Parties under this agreement in accordance with the terms hereof including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Merger Effective Time.

Section 11.07  Specific Performance. Subject to Section 10.03(e), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 11.08  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the provisions of Section 8.05 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); and (b) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s or Purchaser’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Purchaser.

Section 11.09  Governing Law; Forum.

(a)  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(b)  Except as set out below, each of the Company, Parent and Purchaser hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of any court of the State of Delaware or of the United States located in New Castle County, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any Delaware Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.02 shall be deemed effective service of process on such party.

Section 11.10  Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.

Section 11.11  Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.12  Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.13  Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 11.14  Company SEC Reports. In no event shall any information contained in any part of any Company SEC Report entitled “Risk Factors” or “Forward-Looking Statements” be deemed to be an exception to (or, as applicable, a disclosure for purposes of) any representation and warranty of the Company that is contained in this Agreement, except to the extent such information consists of factual historical statements (e.g., factual descriptions of the performance, results of operations, assets, liabilities or financial condition of the Company and the Company Subsidiaries).

IN WITNESS WHEREOF, Parent, Purchaser, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASTRAZENECA PLC

By _____________________________________
Name: David Brennan
Title: Chief Executive Officer

ASTRAZENECA BIOPHARMACEUTICALS INC.

By _____________________________________
Name: Shaun Grady
Title: Vice President

MEDIMMUNE, INC.

By _____________________________________
Name:
Title:

ANNEX I

CONDITIONS OF THE OFFER

(1)  Purchaser shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Common Shares tendered pursuant to the Offer and not theretofore accepted for payment or paid for unless, immediately prior to the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement):

(a)
there shall have been validly tendered in the Offer and not properly withdrawn Company Common Shares that, considered together with all other Company Common Shares (if any) beneficially owned by Parent and its Affiliates, represent more than 50% of the Company Outstanding Shares on a “fully-diluted basis” (which shall mean, as of any time, the number of Company Common Shares outstanding, together with all Company Common Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for shares of Company Common Stock (other than the Call Spread Warrants) regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); and

(b)
(i) any applicable waiting period under the HSR Act relating to the Offer shall have expired or been terminated and (ii) any applicable waiting period under any antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated and all other foreign antitrust and competition approvals as may be required to consummate the Offer shall have been obtained (the “Foreign Antitrust Laws and Approvals”) (in the case of Foreign Antitrust Laws and Approvals, only if such Foreign Antitrust Laws and Approvals (a) if not expired, terminated or obtained would have a suspensory effect, (b) if not obtained would reasonably be expected to result in material limitations on the ownership or operation by Parent of the assets of Parent, its subsidiaries or the Surviving Corporation or (c) if not obtained, would subject Parent or Purchaser to the payment of a material fine or penalty).

The condition set forth in clause “(1)(a)” above is referred to as the “Minimum Condition.”

(2)  Furthermore, Purchaser shall not be required to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Common Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement) and before acceptance of such Company Common Shares for payment, any of the following conditions exists and is continuing, regardless of the circumstances giving rise to such condition:

(a)
The representations and warranties of the Company contained in this Agreement that (i) are not made as of a specific date are not true and correct as of the date of this Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties, other than the representation in clause (a) of Section 5.08) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)
The Company shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Acceptance Time;

(c)
The Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in clauses (2)(a) and (2)(b) of this Annex I;

(d)
Any Governmental Authority shall have issued or granted any Governmental Order; provided that Parent and Purchaser shall have used their reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger; or

(e)	The Agreement shall have been terminated in accordance with its terms.